UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

September 10, 2009	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

For Immediate Release

Xyratex Ltd Provides Preliminary Revenue Results for the Third Quarter Fiscal Year 2009

Preliminary results are better than expected

Havant, UK – September 10, 2009 – Xyratex Ltd. (NASDAQ: XRTX), a leading provider of enterprise class data storage subsystems and storage process technology, said today that it expects Revenue for its fiscal 2009 third quarter ended August 31, 2009 to be approximately $247 million.

“The third quarter benefitted from better than expected sales across our product and customer portfolio, indicating improvements in the overall economy and the relative strength of the storage industry” said Steve Barber, CEO of Xyratex. “Additionally, I was pleased with our execution in reducing costs while at the same time meeting the demand requirements of our customers.”

The company will report final fiscal third quarter results on Wednesday, September 30, 2009 and will host a conference call to discuss the results at 2:00 p.m. PT/5:00 p.m. ET on that day.

Conference Call Information

The conference call can be accessed online via the company’s website www.xyratex.com/investors, or by telephone as follows:

United States	(866) 362-4820
Outside the United States	(617) 597-5345
Passcode	20291919

A replay will be available via the company’s website www.xyratex.com/investors, or can be accessed by telephone through October 7, 2009 as follows:

United States	(888) 286-8010
Outside the United States	(617) 801-6888
Passcode	82870347

Safe Harbor Statement

This press release contains forward—looking statements. These statements relate to future events or our future financial performance. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, changes in our customers volume requirements, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

Contacts:

Xyratex Investor Relations

Brad Driver

Tel: +1 (408) 325-7260

Email: bdriver@us.xyratex.com

Website: www.xyratex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: September 10, 2009	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer